UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.Name and Address of Reporting Person* Gannon Robert P	2.Issuer Name and Ticker or Trading Symbol The Montana Power Company (MTP)

6. Relationship of Reporting Person(s) to Issuer

(Check all applicable).

___X______Director __________10% owner

____X_____Officer(give __________Other(specify

title below) below)

Chairman of Board, President & CEO

(Last) (First) (Middle) 40 E. Broadway Street	3.I.R.S. Identification Number of Reporting Person, if an entity. (Voluntary)	4.Statement for Month/Year 12/31/2001
(Street) Butte MT 59701		5.If Amendment Date of Original (Month/Year)		7.Individual or Joint/Group Reporting (Check applicable line) ___X__ Form Filed by One Reporting Person _____Form filed by More than One Reporting Person
(City (State) (Zip)	TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
Title of Security (Instr.3)	2.Transaction Date (Month/ Day/ Year)	3.Transaction Code (Instr. 8)	4.Security Acquired (A) or Disposed of (D) (Instr. 3, 4, & 5)			5.Amount of Securities Beneficially Owned at End of Issuers Fiscal Year (Instr. 3 & 4)	6.Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7.Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	or (D)	Price
Common Stock						13,557.229	D
Common Stock						(1) 18,988.0751	I	BY TTEE RET & SAV PLAN (401K)
Common Stock	3/13/01	P	3,800	A	$15.10		I	HELD BY SPOUSE
Common Stock	3/13/01	P	1,100	A	$15.11		I	HELD BY SPOUSE
Common Stock	3/13/01	P	1,000	A	$15.08	39,338.691	I	HELD BY SPOUSE
Common Stock						75	I	HELD BY SON
Common Stock						125	I	HELD BY DAUGHTER

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of

information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 5 (continued)

TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derative Security (Instr.3)	2.Conver-sion or Exercise Price of Deri-vative Security	3.Trans-action Date (Month/ Day/ Year)	4.Trans- action Code (Instr. 8)	5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4,&5)		6.Date Exercisable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 & 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Deriv- ative Secur- ities Benef- icially Owned at End of Year (Instr.4)	10.Owner- ship of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11.Nature of Indirect Beneficial Ownership (Instr.4)
				(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option	$32.50						(2)	08/21/10	Common Stock	107,100		107,100	D
Stock Option	$19.1719						09/01/00	09/01/08	Common Stock	84,000		84,000	D
Stock Option	$35.3594						06/21/01	06/21/09	Common Stock	84,000		84,000	D
Stock Option	$27.5625						10/25/01	10/25/09	Common Stock	55,500		55,500	D
Stock Option	$27.5625						(3)	10/25/09	Common Stock	75,300		75,300	D
Stock Option	38.6875						06/26/02	06/26/10	Common Stock	84,000		84,000	D

Explanation of Responses:

**Signature of Reporting Person	Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient,

See Instruction 6 for procedure.

FORM 5 (continued) Explanation of Responses
Name:	Gannon, Robert P.	Statement for Month/Year:	12-31-2001
	40 E Broadway	Issuer Name: The Montana Power Company
Butte MT 59701-9394

Note: 1	Includes 604.5991 shares acquired through the reinvestment of dividends since March 2001.
Note: 2	The option is first exercisable on 08/21/2008, except certain performance measures allow for "Early Vesting".
Note: 3	The option is first exercisable on 10/25/2007, except certain performance measures allow for "Early Vesting". On 3/10/2000, 50 % or 37,650 shares vested and are exercisable.